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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelbart Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Reports Second Quarter Results

iBOLT Revenue Doubled from Previous Quarter

OR YEHUDA, ISRAEL (August 9, 2005) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, reported today its results for the quarter ended June 30, 2005.

Second Quarter Results

Total revenue for the second quarter ended June 30, 2005 were $15.7 million, a decrease of 6% from the $16.7 million reported in the comparable quarter of 2004.

License sales for the quarter, at $4.4 million, decreased 25% from $5.5 million, in the second quarter of 2004. Application sales for the quarter were $1.9 million, an increase of 6% from $1.8 million in the comparable quarter.

Revenue from maintenance and support, at $3.9 million, increased 26% from $3.1 million in the second quarter of 2004, reflecting the continued efforts by the company to secure customer retention and loyalty. Consulting and other services revenue, at $5.5 million, decreased 13% from $6.3 million for the comparable quarter of last year.

Gross profit margin for the second quarter of 2005 amounted to 57%, compared to a margin of 61% in the equivalent quarter in 2004. Net loss for the second quarter of 2005 was $1,160,000  (or ($0.04) per share) compared with a net profit of $914,000 (or $0.03 per share) in the second quarter of 2004.

In the second quarter of 2005, Europe accounted for 40% of total revenue, while North America and Japan accounted for 32% and 16%, respectively. The rest of the world accounted for 12% of total revenue in the quarter.

Commenting on the quarter results, Menachem Hasfari, Magic’s CEO said: “our results have been affected by last moment slippage of deals in the USA and Japan. Changes in product mix and a weak Euro have also had a negative impact on the quarterly results. However, significant achievements have been made in the doubling of iBOLT sales from the previous quarter and the continued increase in maintenance and support revenue. Our penetration into the SAP Business One partner community has strengthened with the recruitment and training during the quarter of over 20 new SAP partners, that will market the iBOLT special edition for SAP.”

Accomplishments:

The following highlights were announced, or have occurred since Magic Software Enterprises' last earnings statement:

Magic Software has officially launched a branded edition of iBOLT (named jBOLT) in Japan.

This quarter has demonstrated a continuing customer reaffirmation of Magic as a strategic technology. Some of the iBOLT deals in the reported quarter include:

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Newman and Co., Inc., a US based manufacturer in the paperboard industry.

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OAG a global content management company specializing in travel and transport.

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PAC2000A, one of the leading cooperatives of retail chains in Italy, with approximately 1,200 affiliated points of sale.

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The first iBOLT implementation in Korea was purchased by Shinsegae I&C.

Business Development Highlights:

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Magic Software was a platinum sponsor at the recent SAP North American Summer Sales Meeting in Boston. Magic was recognized as having implemented the most comprehensive partner-driven global business development with SAP Business One to date.

Magic has to date signed partnership deals with approximately 5% of SAP Business One Partners worldwide (excluding North America).

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Magic partnered with Twinsoft to offer a practical, cost effective response to integration imperatives of legacy applications.

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In France, Magic partnered with W4, a leading vendor of Human Workflow technology, and launched a comprehensive joint marketing and sales campaign.

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In the Netherlands, Magic signed a technology and joint marketing agreement with Syntel, a leading financial software provider and Magic Solution Partner, incorporating Syntel’s financial gateway as an iBOLT component. First sales of this component to financial institutions in Germany were made during the quarter.

Other Highlights:

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Magic's HERMES system won a million dollar deal with the Frankfurt Airport.

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Magic Israel signed a three and a half year framework agreement with the Government of Israel to purchase additional licenses and upgrade existing Magic Technologies in use by government agencies.

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iBOLT was recognized again for "Innovative Leadership In The Software Development Industry" by the SD Times magazine.

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eWeek a leading technology magazine, and CRN (Computer Reseller News) have both highlighted Magic's Composite Application Framework.

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Magic India opened a new sales office in Bangalore, India’s premier IT hub.

Conference Call

Magic Software will host a conference call today, Tuesday, August 9th, 2005. The conference call will begin at 11am EST, 4pm GMT, or 6pm in Israel, to discuss the Company’s second quarter financial results. To participate, interested parties should call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US: 1 866 229 7198

From Canada: 1 866 485 2399

From Israel: 03 918 0609

All others: +972 3 918 0609

Callers should reference the Magic Software second quarter earnings conference call.

A replay of the conference call will be available approximately 48 hours after the call ends, and will be available for three months, at http://www.magicsoftware.com/investors.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company’s corporate offices are located at 5 Haplada St., Or Yehuda, Israel 972-3-538-9292.The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The Company's North American subsidiary is located at 23046 Avenida de la Carlota, Laguna Hills, CA 926653, telephone (800) 345-6244, (949) 250-1718, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	June 30, 2005 (Unaudited)	December 31, 2004
Assets
Current assets
Cash and cash equivalents	$9,025	$7,580
Short term marketable securities	5,057	5,223
	14,082	12,803
Accounts receivables
Trade receivables	17,921	20,543
Other receivables and prepaid expenses	3,773	3,432
Inventory	694	433
Total current assets	36,470	37,211

Severance pay fund	2,056	2,033
Long term deposits	931	587
Investments in affiliated companies	230	179
Fixed assets, net	7,122	7,540
Goodwill	21,056	21,684
Other assets, net	11,061	11,051
Total assets	$78,926	$80,285

Liabilities
Current liabilities
Short-term bank debt	$2,984	$2,223
Trade payables	2,583	2,920
Accrued expenses and other liabilities	14,069	12,216
Total current liabilities	19,636	17,359

Long-term loans	88	94
Accrued severance pay	2,456	2,455
Minority interests	489	830

Shareholders' equity
Share capital	827	827
Capital surplus	104,890	106,298
Treasury stock	(6,760)	(5,875)
Accumulated deficit	(42,700)	(41,703)
Total shareholders' equity	56,257	59,547
Total liabilities and shareholders’ equity	$78,926	$80,285

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended June 30,		Six Months ended June 30,
	2005	2004	2005	2004
Revenues
Software sales	$4,408	$5,481	$9,278	$10,942
Applications	1,894	1,778	4,102	3,442
Maintenance and support	3,858	3,070	7,403	5,865
Consultancy & other services	5,542	6,338	10,422	12,872
Total Revenues	$15,702	$16,667	$31,205	$33,121

Cost of Revenues
Software sales	$1,506	$1,099	$2,503	$2,347
Applications	679	416	1,190	1,035
Maintenance and support	739	892	1,612	1,696
Consultancy & other services	3,822	4,074	7,619	7,843
Total Cost of Revenues	$6,746	$6,481	12,924	12,921

Gross Profit	$8,956	$10,186	$18,281	$20,200

Research & development, net	954	869	2,007	2,074
Sales, marketing, and general & administrative expenses	8,549	7,927	16,789	15,404
Depreciation	458	495	888	934
Operating Income (loss)	($1,005)	$895	($1,403)	$1,788

Financial expenses, net	47	41	366	156
Other income	-	-	1,169	-
Income (loss) before taxes	(1,052)	854	(600)	1,632
Taxes on income	54	-	284	-
Income (loss) before minority interests	(1,106)	854	(884)	1,632
Minority interests in income of subsidiaries	52	30	164	90
Equity gain (loss)	(2)	90	51	90
Net income (loss)	($1,160)	$914	($997)	$1,632

Basic Earnings (loss) per Share	($0.04)	$0.03	($0.03)	$0.05
Diluted Earnings (loss) per Share	($0.04)	$0.03	($0.03)	$0.05
Basic Weighted Avg. Shares Outstanding (000)	31,052	31,162	31,114	31,109
Diluted Weighted Avg. Shares Outstanding (000)	31,052	32,335	31,114	32,335

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 9, 2005